

Mail Stop 7010

January 11, 2007

Mr. Lyndon West
Chief Executive Officer
Index Oil and Gas, Inc.
10000 Memorial Drive, Suite 440
Houston, Texas 77024

> **Re: Index Oil and Gas, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed December 22, 2006**
> **File No. 333-137957**

Dear Mr. West:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1, and reissue it in part. Please update your disclosure in your SB-2 to more fully reflect your acquisition of interests in two new wells and an increase of your interest in two existing wells. For example, please update the description of your properties in the Business Operations section on page 41 to reflect the new wells, and your planned work program. Under Results of Operations on page 47, describe how the new assets will affect your results in the future. Please expand your description of your Investment Activities on page 50 to state what you paid for each of the two new

wells and the increase of your interest in two existing wells, and describe the "cost associated" with the assets. Please further explain what you mean by the phrase "[t]otal success case costs for the gross working interests for all of these opportunities are $1,323,458." Expand your Plan of Operations for 2007 discussion on page 56 accordingly. Finally, please file as exhibits the contracts relating to the acquisitions.

2. Please be advised that the executive compensation and other related person disclosure requirements of Regulation S-B have been amended recently and that you must provide disclosure to comply with the amended Item 402 provisions. See Section VII of Release No. 34-54302A (Nov. 7, 2006) and Interpretation J.8B of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 1997).

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Sasha Ablovatskiy, Esq. (by facsimile)
      J. Murphy
      D. Levy